Filed by Woodside Petroleum Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: BHP Group Ltd (Commission File No.: 001-09526)

ASX Announcement Thursday, 17 February 2022 ASX: WPL OTC: WOPEY	Woodside Petroleum Ltd. ACN 004 898 962 Mia Yellagonga 11 Mount Street Perth WA 6000 Australia T +61 8 9348 4000 www.woodside.com.au

WOODSIDE FULL-YEAR 2021 RESULTS

Woodside has recorded full-year net profit after tax (NPAT) of US$1,983 million. Production was 91.1 MMboe and operating cash flow was $3,792 million.

The directors have declared a final dividend of US 105 cents per share (cps), bringing the full-year fully franked dividend to US 135 cps. The dividend is based on the underlying NPAT of $1,620 million.

Woodside CEO Meg O’Neill said 2021 was a transformative year in which the foundations were laid for the company’s future.

“Woodside ended 2021 in a strong financial position. Our higher underlying full-year profit of $1,620 million and free cash flow of $851 million reflected our consistent operational performance, the improved price environment for our products and the proactive decisions made to manage our sales portfolio.

“The value-creating decisions taken in 2021 are expected to transform Woodside, consolidate our financial strength, diversify our portfolio and enable us to thrive through the energy transition.

“November 2021 could be recorded as the most remarkable month in Woodside’s 67-year history, with the agreement to merge with BHP’s petroleum business and the final investment decisions on the Scarborough and Pluto Train 2 projects.

“Our agreement to merge with BHP‘s petroleum business is expected to create a global energy company which would have the cash generation and balance sheet strength to deliver shareholder returns through economic cycles, opportunities to realise ongoing synergies and greater capacity to participate in the energy transition.

“Completion of the merger is targeted for early June 2022, subject to a shareholder vote on the transaction targeted for 19 May 2022.

“The significant cash flow generated by the Scarborough and Pluto Train 2 projects is expected to provide returns to shareholders and help fund Woodside’s future developments and new energy investments.

“An important consequence of November’s final investment decisions is an increase of over 1.4 billion barrels of oil equivalent in Woodside’s Proved plus Probable (2P) Total Reserves.

“In January 2022, Woodside completed the sale of a 49% non-operating interest in Pluto Train 2, welcoming Global Infrastructure Partners into the project.

“Scarborough gas developed through Pluto Train 2 will be among the lowest carbon intensity sources of LNG delivered to north Asia, where customers are demanding lower-carbon energy to support their own emissions reduction targets. The first cargo is targeted for 2026.

“Execution of the Sangomar Field Development in Senegal is proceeding to schedule with the first well drilled and FPSO conversion activities ongoing. The subsea installation campaign is expected to commence in early 2022 and the project is on track for first oil in 2023.

“Our Australian project teams achieved start-up of Julimar-Brunello Phase 2 and the first phase of the Pyxis Hub ahead of schedule and under budget. Construction of the Pluto-KGP Interconnector was completed, with start-up planned for the first quarter of 2022.

“We had a reserves downgrade on Julimar-Brunello and a reserves revision on the Greater Pluto region following the completion of integrated subsurface studies incorporating 4D seismic and well performance data.

“Our safety performance was disappointing, with our total recordable injury rate increasing to 1.74 per million work hours, in a year otherwise characterised by strong sustainability performance. Our focus for 2022 will be on returning to leading personal safety performance.

“In 2021 Woodside strengthened our commitment to play a part in the world’s decarbonisation journey, both by reducing our net equity Scope 1 and 2 greenhouse gas emissions and advancing our plans to invest in the lower-carbon sources of energy our customers are seeking, such as hydrogen and ammonia.

“Through the year we made progress with our proposed hydrogen projects H2Perth, H2TAS and H2OK, and launched studies of large-scale solar energy and carbon capture and storage in Western Australia.

“These proposals are initial steps in our strategy to position Woodside as an early mover in the sector through our targeted $5 billion investment in new energy products and lower-carbon services by 2030,” she said.

Financial headlines

•	NPAT of $1,983 million, up 149%

•	Underlying NPAT of $1,620 million, up 262%

•	Operating revenue of $6,962 million, up 93%

•	Operating cash flow of $3,792 million, up 105%

•	Free cash flow of $851 million

•	Annual sales volume 111.6 MMboe

•	Realised price of $60.3 per boe

•	Unit production cost of $5.3 per boe

•	Cash on hand of $3,025 million

•	Liquidity at year-end of $6,125 million

•	Net debt at year-end of $3,772 million and gearing of 21.9%

•	Declared a fully-franked final dividend of US 105 cps, bringing the full-year dividend to US 135 cps

Key business activities

Strategic achievements

•	Agreed merger with BHP’s petroleum business

•	Achieved final investment decisions for the Scarborough and Pluto Train 2 projects

•	Completed sell-down of Pluto Train 2 in January 2022

•	Announced $5 billion investment target for new energy products and lower-carbon services

Operations

•	Delivered annual production of 91.1 MMboe

•	Maintained strong operated LNG reliability of 97.7%

•	Delivered 14% reduction in underlying NWS Project operating costs

•	Completed significant planned turnaround activity at NWS Project

•	Achieved start-up of Pyxis Hub and Julimar-Brunello Phase 2 ahead of schedule and under budget

Annual Report 2021

Woodside’s Annual Report 2021 provides further detail on our operations, activities and our financial position for the 12-month period ended 31 December 2021.

Sustainable Development Report 2021

Woodside recognises that Environmental, Social and Governance performance is integral to our success. Our Sustainable Development Report 2021 summarises our sustainability approach, health and safety performance, social and cultural impacts and key sustainability topics.

Climate Report 2021

Woodside has released our Climate Report, which outlines our approach to climate change and strategy for Woodside to thrive through the energy transition as a low-cost, lower-carbon energy provider.

Annual General Meeting

Woodside’s 2022 Annual General Meeting (AGM) will be held at 10.00am (AWST) on 19 May 2022. Details of the business of the meeting will be provided in the AGM notice. The AGM will be webcast live on the internet.

Full-year results teleconference

A teleconference providing an overview of the full-year 2021 results and a question and answer session will be hosted by Woodside CEO and Managing Director Meg O’Neill and Chief Financial Officer Graham Tiver at 7.30 am AWST (10.30 am AEST) on Thursday, 17 February 2022.

We recommend participants pre-register 5 to 10 minutes prior to the event with one of the following links:

•	https://webcast.openbriefing.com/8498 to view the presentation and listen to a live stream of the question and answer session

•

http://apac.directeventreg.com/registration/event/7156327 to participate in the question and answer session. Following pre-registration, participants will receive the teleconference details and a unique access passcode.

The full-year results briefing pack follows this announcement and will be referred to during the teleconference. The briefing pack and our Annual Report 2021 will also be available on the Woodside website (www.woodside.com.au).

Contacts:

INVESTORS Damien Gare W: +61 8 9348 4421 M: +61 417 111 697 E: investor@woodside.com.au	MEDIA Christine Forster M: +61 484 112 469 E: christine.forster@woodside.com.au

This ASX announcement was approved and authorised for release by Woodside’s Disclosure Committee.

Forward-looking statements

This announcement contains forward-looking statements. The words ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions are intended to identify forward-looking statements. These forward-looking statements are based on assumptions and contingencies that are subject to change without notice and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Woodside, BHP and their respective related bodies corporate and affiliates (and each of their respective directors, officers, employees, partners, consultants, contractors, agents, advisers and representatives), and could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by those forward-looking statements or any projections or assumptions on which those statements are based.

The forward-looking statements are subject to risk factors, including those associated with the oil and gas industry as well as those in connection with the Transaction. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets, conditions in various countries, approvals and cost estimates.

Investors are strongly cautioned not to place undue reliance on forward-looking statements, particularly in light of the current economic climate and the significant uncertainty and disruption caused by the COVID-19 pandemic. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. These statements may assume the success of the Transaction, BHP’s oil and gas portfolio or Woodside’s business strategies, the success of which may not be realised within the period for which the forward-looking statements may have been prepared, or at all. No guarantee, representation or warranty, express or implied, is made as to the accuracy, likelihood of achievement or reasonableness of any forecasts, prospects, returns, statements or tax treatment in relation to future matters contained in this presentation.

Disclosure of reserve information and cautionary note to US investors

Unless expressly stated otherwise, all estimates of oil and gas reserves and contingent resources disclosed in this presentation have been prepared using definitions and guidelines consistent with the 2018 Society of Petroleum Engineers (SPE)/World Petroleum Council (WPC)/American Association of Petroleum Geologists (AAPG)/Society of Petroleum Evaluation Engineers (SPEE) Petroleum Resources Management System (PRMS). Estimates of reserves and contingent resource in this presentation will differ from corresponding estimates prepared in accordance with the rules of the US Securities and Exchange Commission (the “SEC”) and disclosure requirements of the US Financial Accounting Standards Board (“FASB”), and those differences may be material. For additional information regarding the availability of Woodside’s reserves disclosures in accordance with SEC requirements, please see Woodside’s investor presentation dated 17 August 2021 and released to the ASX. For additional information regarding BHP’s reserves, please see BHP’s annual report on Form 20-F filed with the SEC.

No offer or solicitation

This communication relates to the proposed Transaction between Woodside and BHP. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transaction or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important additional information and where to find it

In connection with the proposed Transaction, Woodside intends to file with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”) to register the Woodside securities to be issued in connection with the proposed Transaction (including a prospectus therefor). Woodside and BHP also plan to file other documents with the SEC regarding the proposed Transaction. This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Woodside or BHP may file with the SEC in connection with the Transaction. US INVESTORS AND US HOLDERS OF WOODSIDE AND BHP SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WOODSIDE, BHP AND THE PROPOSED TRANSACTION. Shareholders will be able to obtain free copies of the Registration Statement, prospectus and other documents containing important information about Woodside and BHP once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of such documents may also be obtained from Woodside and BHP without charge.